

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Via E-mail
Gary S. Kohler
Blue Clay Capital Management LLC
800 Nicollet Mall, Suite 2870
Minneapolis, Minnesota 55402

Re: Select Comfort Corporation
      Amended Preliminary Proxy Statement filed on Schedule 14A
      PRRN14A filing made on March 20th, 2015 by Blue Clay Capital Partners CO III, LP, et al.
      File Number: 000-25121

Dear Mr. Kohler,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PRRN14A filing made on March 20th, 2015

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

1. We have reviewed the response to prior comment one, and reevaluated the disclosure made in paragraph four of the cover letter to shareholders. In addition to not being a required disclosure under Rule 14a-101, the cover letter includes a disclosure that only indicates a "Proxy Statement and the [ ] BLUE proxy card are first being furnished to shareholders on or about…" The term "furnished" remains open to interpretation. Please advise us whether the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically, or if the participants are intending to rely upon other means to fulfill their obligations under Rule 14a-3(a) and Rule 14a-4(f). To the extent the participants are relying upon Rule 14a-16, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Blue Clay Capital Partners CO III LP, et al.
c/o Gary S. Kohler
March 23, 2015
P a g e | **2**

We Are Concerned with the Board's Excessive Tenure, page 9

2. The participants' disclosure regarding the change in the issuer's policy towards board tenure continues to omit to state the measurable results of the change in policy. Since the change referenced in the issuer's 2012 proxy statement, the Board has added new directors in each of 2012 and 2013. This material development contradicts the evidence cited in support of the alleged "entrenchment mindset." Please qualify the characterization regarding the "entrenchment mindset" to account for this development, or delete such characterization.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP